UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

TEEKAY SHIPPING CORPORATION

TK House, Bayside Executive Park,
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau,
The Bahamas
(242) 502-8820
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F     X              Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                   No     X

Please find attached as Exhibit A the Company’s Proxy Statement and Notice for the 2002 Annual General Meeting of Shareholders which were mailed to shareholders on or about March 29, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

Date: April 2, 2002	By: /s/ Peter S. Antturi Name: Peter S. Antturi Title: Senior Vice-President, Treasurer and Chief Financial Officer

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59213, Nassau, The Bahamas
PHONE: (242) 502-8820
FAX: (242) 502-8840

March 29, 2002

Dear Shareholder:

      On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2002 Annual Meeting of shareholders (the “Annual Meeting”) of Teekay Shipping Corporation (the “Company”). The Annual Meeting will be held at:

Place:	The Royal Automobile Club, 89 Pall Mall, London, England

      Date:      Monday, May 20, 2002

      Time:      9:00 a.m. (London time)

      The Notice of Annual Meeting of Shareholders and the Proxy Statement are enclosed herewith. The Proxy Statement describes the business to be transacted at the Annual Meeting and provides other information concerning the Company. The principal business to be transacted at the Annual Meeting will be (1) the election of Directors and (2) the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2002.

      The Board of Directors unanimously recommends that shareholders vote for the election of the nominated Directors and for the ratification of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors.

      We know that many of our shareholders will be unable to attend the Annual Meeting. Proxies are therefore solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we hope that you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the Annual Meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

BJORN MOLLER
President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD May 20, 2002

      NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders of TEEKAY SHIPPING CORPORATION (the “Company” ) will be held at The Royal Automobile Club, 89 Pall Mall, London, England at 9:00 a.m. (London time), on Monday, May 20, 2002 (the “Annual Meeting”) for the following purposes:

1.	To elect three (3) Directors to the Company’s Board of Directors for a term of three years;

2.	To ratify the selection of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2002; and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

      The nominees for election as Directors are named in the enclosed Proxy Statement.

      The record date for the Annual Meeting is March 22, 2002. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

      ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE (WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES) IN ORDER THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE GIVING OF SUCH PROXY DOES NOT AFFECT YOUR RIGHT TO REVOKE IT LATER OR TO VOTE YOUR SHARES IN PERSON IN THE EVENT THAT YOU SHOULD ATTEND THE ANNUAL MEETING.

By Order of the Board of Directors

BRUCE C. BELL
Secretary

Nassau, The Bahamas
March 29, 2002

TEEKAY SHIPPING CORPORATION

TK HOUSE, BAYSIDE EXECUTIVE PARK
WEST BAY STREET & BLAKE ROAD
P.O. BOX AP-59213
NASSAU, THE BAHAMAS

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, MAY 20, 2002

General

      This Proxy Statement is furnished by the Board of Directors of Teekay Shipping Corporation (the “Company”) in connection with the solicitation of proxies by the Board of Directors for use at the Company’s 2002 Annual Meeting of shareholders (the “Annual Meeting”), to be held at 9:00 a.m. (London time), on Monday, May 20, 2002 at The Royal Automobile Club, 89 Pall Mall, London, England. The principal executive headquarters of the Company are located at the TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas.

      This Proxy Statement and the enclosed proxy card are first being mailed to the Company’s shareholders on or about March 29, 2002.

Record Date and Outstanding Shares

      Only holders of record of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at the close of business on March 22, 2002, will be entitled to vote at the Annual Meeting. On that date, the Company had approximately 39,551,019 shares of Common Stock outstanding.

Quorum and Voting

      Each share of Common Stock entitles the holder thereof to one vote. Under the Company’s Bylaws, action may be taken on a matter submitted to shareholders only if a quorum exists with respect to such matter. In general, a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the Annual Meeting. However, the number of shares required to be represented at the Annual Meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors (as defined below) or for purposes of voting on the election of Directors if all nominees are recommended by the Continuing Directors. “Continuing Directors” means the incumbent members of the Board of Directors that were members of the Board on June 15, 1999 and any persons who are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the nominees for Director set out in this Proxy Statement and have recommended the ratification of the selection of Ernst & Young LLP be approved. Accordingly, the quorum for each of such matters will be one-third of the shares entitled to vote, present in person or represented by proxy.

      Shareholders are not entitled to cumulative voting rights in the election of Directors. A nominee for election to the Board of Directors will be elected by a plurality of the votes cast by shareholders entitled to vote at the Annual Meeting. In the election of Directors, any action other than a vote for a nominee will have the practical effect of voting against the nominee. For all other matters, action is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Abstentions and other non-votes are counted for purposes of determining whether a quorum exists at the Annual Meeting, but are not counted for any purpose in determining whether a proposal is approved and have no effect on the determination of whether a plurality exists with respect to a given nominee. Proxies and ballots will be received and tabulated by The Bank of New York, the Company’s transfer agent.

Revocability and Voting of Proxies

      A proxy delivered pursuant to this solicitation is revocable at the option of the person giving the same at any time before it is exercised. A proxy may be revoked, prior to its exercise, by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy card bearing a later date, or by attending the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting, in and of itself, will not constitute a revocation of a proxy.

      If no directions are specified in a properly executed proxy, the shares covered thereby will be voted “FOR” (1) the election of each of the nominees for Directors recommended by the Board of Directors, (2) the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2002 and (3) in accordance with the discretion of the named proxy holders on any other matters properly brought before the Annual Meeting.

Solicitation of Proxies

      The accompanying proxy is solicited by and on behalf of the Board of Directors, and the entire cost of preparing, printing and mailing this Proxy Statement and the proxy solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by Directors, officers and other employees of the Company, without additional remuneration, in person or by telephone or facsimile transmission or electronic correspondence. The Company will also request brokerage firms, bank nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the Common Stock as of the record date and will provide reimbursement for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly completing, signing, dating and returning the enclosed proxy card will help avoid additional expense.

PROPOSAL 1: ELECTION OF DIRECTORS

Election of Directors

      The Board of Directors consists of nine members, three of which are due to be elected in 2002. The nominees for election in 2002 (the “Nominees”) are set forth below:

Class III Director Nominees for terms expiring in 2005:
Thomas Kuo-Yuen Hsu
Axel Karlshoej
Bjorn Moller

      Shares eligible to be voted, for which a properly dated and executed proxy is received by the Secretary of the Company prior to the Annual Meeting, will be voted in accordance with any choice specified. Where no choice is specified, eligible shares will be voted for each Nominee as a Director. If a Nominee becomes unable or unwilling to serve as a Director for any reason (which is not now anticipated), the named proxy holders will vote such shares for a substitute Nominee approved by the Board of Directors.

Information About the Director Nominees

      Thomas Kuo-Yuen Hsu (age 55) has served as a Director of the Company since June 1993. He has served 28 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels, ranging in size from 20,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

      Axel Karlshoej (age 61) is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 29 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director of the Company since 1989 and Chairman of the Board from June 1994 to September 1999, and Chairman Emeritus since stepping down as Chairman.

      Bjorn Moller (age 44) became a Director and the President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 20 years experience in shipping and has served in senior management positions with the Company for more than 13 years. He has headed the Company’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company’s global chartering operations and business development activities.

      The Board of Directors recommends a vote FOR the election of all Nominees.

Information about Directors Continuing in Office

      Bruce C. Bell (age 54) has served as a Director and as the Corporate Secretary of the Company since May 2000. He is the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions.

      Dr. Ian D. Blackburne (age 56) was appointed as a Director of the Company in September 2000. Dr. Blackburne has over 25 years experience in petroleum refining and marketing, and in March 2000, he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as a Director of CSR Limited and Suncorp-Metway Ltd., Australian public companies, and is Chairman of the Australian Nuclear Science and Technology Organization.

      C. Sean Day (age 52) has been a Director of the Company since September 1998, and has served as the Company’s Chairman of the Board since September 1999. He has also been Chairman of the Board of Seagin International LLC since April 1999 and was President and Chief Executive Officer of Navios Corporation from 1989 to 1999. Navios Corporation is a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as Director of Genesee & Wyoming Inc., Kirby Corporation, Sparkling Springs Water Group, CBS Personnel, California Pellett Mills, Transmarine Navigation Company and as a Director and President of Friends of South Africa Schools Fund, Inc. Mr. Day is now engaged as a consultant to the trust that constitutes the largest shareholder of the Company.

      Morris L. Feder (age 85) has served as a Director of the Company since June 1993. He is President of Worldwide Cargo Inc., a New York-based chartering firm. Mr. Feder has been engaged in the shipping industry in excess of 50 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of its Board of Directors. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association, and the Association of Shipbrokers and Agents USA Inc.

      Leif O. Höegh (age 38) was appointed as a Director in June 1999 in connection with the Company’s acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and served as its Chairman from June 1998 to June 1999. Mr. Höegh is Managing Director of Leif Höegh (UK) Ltd and Vice-Chairman of Leif Höegh and Co. ASA. He also serves as a Director of Dannebrog Rederi AS and as the Chairman of Höegh Capital Partners, Inc.

      Eileen A. Mercier (age 54) has served as a Director of the Company since December 2000. Ms. Mercier has over 30 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. Since then she has been President of Finvoy Management Inc., a management consulting firm specializing in financial strategy, mergers and acquisitions, restructuring and corporate governance issues. She also currently serves as a Director for CGI Group Inc., Quebecor World Inc., Winpak Ltd., Covington Fund Inc., ING Bank of Canada, The Workplace Safety and Insurance Board of Ontario, York University, and the University Health Network.

Compensation of Directors

      During the twelve months ended December 31, 2001, the eight non-employee Directors of the Company receive, in the aggregate, approximately $180,000 for their services as Directors, plus reimbursement of their out-of-pocket expenses in each fiscal year during which they are Directors of the Company. During that same period, the Company granted stock options to purchase an aggregate of 80,000 shares of the Company’s common stock to non-employee Directors with an exercise price of $41.190 per share. The options expire March 14, 2011, ten years after the date of grant.

      As at December 31, 2001, the non-employee Directors held stock options to purchase a total of 485,000 shares of the Company’s common stock at exercise prices ranging from $16.875 to $41.190 per share that expire between July 19, 2005 and March 14, 2011, ten years after each option’s respective date of grant.

Board of Directors’ Committees and Meetings

      The Board of Directors has standing Audit, Executive, Governance and Resource Committees. There is no standing nominating committee.

      The Audit Committee oversees actions taken by the Company’s independent auditors. The Audit Committee consists of non-employee Directors Morris L. Feder, Leif O. Höegh, and Eileen A. Mercier.

      The Executive Committee is responsible for items which have been broadly approved by the Board, and which are beyond the approval levels of the Chairman and CEO. The Executive Committee consists of CEO and Director, Bjorn Moller, together with non-employee Directors C. Sean Day, Morris L. Feder, and Axel Karlshoej.

      The Governance Committee is responsible for making recommendations to the Board on corporate governance issues. The Governance Committee consists of non-employee Directors Bruce C. Bell, C. Sean Day, and Eileen A. Mercier, together with the CEO and Director of the Company, Bjorn Moller.

      The Resource Committee reviews the compensation of the Company’s executive officers and makes recommendations to the Board of Directors regarding compensation. The Resource Committee consists of non-employee Directors Dr. Ian D. Blackburne, Axel Karlshoej, and Thomas Kuo-Yuen Hsu.

      The Board of Directors meets at least once per quarter.

Executive Officers

Name	Age	Position

Moller, Bjorn*	44	Director, President and Chief Executive Officer
Antturi, Peter S.	43	SVP, Treasurer and Chief Financial Officer
Glendinning, David	48	SVP, Customer Relations & Marine Project Development
Meldgaard, Mads T.	37	VP, Chartering
Westgarth, Graham	47	SVP, Marine Operations

*	For information regarding Mr. Moller, see “— Information About the Director Nominees” above.

      Peter S. Antturi joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and then to Vice President, Treasurer and Chief Financial Officer in October 1997. Mr. Antturi was appointed to his current position of Senior Vice President, Treasurer and Chief Financial Officer in March 2002. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

      Captain David Glendinning joined the Chartering Department of the Company’s London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, Vice President, Marine and Commercial Operations. Since February 1999 he has served as Senior Vice President, Customer Relations and Marine Project Develop-

ment. Captain Glendinning has 18 years’ sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

      Mads T. Meldgaard joined the Company’s Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard became Vice President, Chartering based in Vancouver.

      Captain Graham Westgarth joined the Company in February 1999 as Vice President, Marine Operations and was promoted to the position of Senior Vice President, Marine Operations in December 1999. Captain Westgarth has 29 years of shipping industry experience. Eighteen of those years were spent at sea, including five years in a command position. He joined the Company from Maersk Company (UK), where he joined as Master in 1987 before being promoted to General Manager in 1994.

Executive Compensation

      The aggregate compensation paid to the five executive officers listed above (the “Executive Officers”) was $2,589,006 for the twelve months ended December 31, 2001, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the twelve months ended December 31, 2001, the Company also contributed an aggregate amount of $232,787 to provide pension and similar benefits for the Executive Officers.

      Summary Compensation Table. The following table sets forth certain information regarding the compensation paid in the aggregate to the Executive Officers during each of the last three fiscal periods:

Summary Compensation Table

	Annual Compensation

				Long-Term Compensation Awards
			Other Annual	Securities Underlying Options
Fiscal Year	Salary	Bonus	Compensation(1)	(#)

2001	$1,416,444	$1,172,562	$232,787	82,600

2000	$1,575,624	$749,043	$209,198	119,500

1999(2)	$788,808	$111,525	$44,556	377,075

(1)	Consists primarily of payments to provide pension and similar benefits for the Executive Officers.

(2)	Nine months ended December 31, 1999; the Company changed its fiscal year end from March 31 to December 31, effective December 31, 1999.

      Stock Options Granted for the Twelve Months Ended December 31, 2001. The following table sets forth certain information with respect to grants of options to purchase Common Stock of the Company made to the Executive Officers as a group during the twelve months ended December 31, 2001:

Option Grants for the Twelve Months Ended December 31, 2001

Aggregate Grants				Potential Realizable Value
at Assumed
	% of Total Options			Annual Rates
	Granted to			of Stock Appreciation
Number of Securities	Employees for the			for Option Term(1)
Underlying Options	Twelve Months Ended	Exercise Price
Granted	December 31, 2001	($/sh)	Expiration Date	5%	10%

82,600	9.6%	$41.190	3/14/11	$2,139,684	$5,422,380

(1)	This column shows the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten-year term of the options. The assumed rates of appreciation are for informational purposes only and do not represent the Company’s estimate or projection of future Common Stock prices.

      Aggregate Option Exercises and Year-End Option Values. The Executive Officers exercised an aggregate of 430,750 options during the twelve months ended December 31, 2001. The following table sets forth certain information regarding the 2001 year-end value of all options then held by the Executive Officers as a group.

2001 Year-End Option Values

Number of Securities Underlying Unexercised Options	Value of Unexercised In-the-Money Options
at December 31, 2001(1)	at December 31, 2001(2)
(Excercisable/Unexercisable)	(Exercisable/Unexercisable)

213,750/240,600	$2,504,925/$2,437,255

(1)	The exercisable and unexercisable options have exercise prices ranging from $16.875 to $41.190 per share.

(2)	Calculated based on the difference between the option exercise prices and the market price of the Company’s Common Stock of $34.850 on December 31, 2001.

Performance Graph

      The following graph compares the cumulative total return to holders of the Company’s Common Stock with the cumulative total return of the S&P 500 Index and the Dow Jones Marine Transportation Index for the period beginning July 19, 1995, the day of pricing the Company’s initial public offering, and ending December 31, 2001. The comparison assumes that $100 was invested in the Company’s Common Stock and in each of the foregoing indices, with all dividends reinvested. Past performance is not necessarily an indicator of future results.

SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership, as of March 1, 2002, of the Common Stock by (i) each person known by the Company to beneficially own more than 5% of the Common Stock and (ii) Directors and the Executive Officers as a group. Information for certain holders is based on their latest filings with the Securities Exchange Commission or information delivered to the Company.

Identity of Person or Group	Shares Owned	Percent of Class

Cirrus Trust and JTK Trust(1)	16,315,690	41.24%
Neuberger Berman LLC	3,817,022	9.65%
Fidelity Management and Research	2,265,060	5.73%
All Directors and Executive Officers as a group (13 persons)(2)	649,481	1.64%

(1)	Cirrus Trust and JTK Trust are under common supervision and beneficially own 13,427,397 shares (or 33.95%) of Common Stock and 2,888,293 shares (or 7.29%) of Common Stock, respectively.

(2)	Includes 630,331 shares of Common Stock subject to stock options exercisable within 60 days after March 1, 2002. Excludes 309,019 shares subject to stock options first exercisable more than 60 days after March 1, 2002.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

      Approximately 41.24% of the issued and outstanding shares of Common Stock is beneficially owned by Cirrus Trust and JTK Trust (the “Trusts”), which are under the common supervision of Axel Karlshoej and Thomas Kuo-Yuen Hsu, Directors of the Company, and Shigeru Matsui, President of Matsui & Company, Toyko-based ship brokerage firm, and Arthur F. Coady, Chairman of Oceanic Bank and Trust, an affiliate of Cirrus Trust and JTK Trust. Bruce C. Bell, a Director and the Corporate Secretary of the Company, is the Managing Director of Oceanic Bank and Trust.

      Payments made by the Company to the Trusts or companies related through common ownership in respect of port agent services, legal and administration fees, shared office costs and consulting fees for the years ended December 31, 2001 and 2000 and the nine month period ended December 31, 1999 totaled $1,499,700, $1,638,300 and $510,200, respectively.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

      The Board of Directors requests that the shareholders ratify its selection of Ernst & Young LLP, Chartered Accountants, to examine the financial statements of the Company for the fiscal year ending December 31, 2002. Ernst & Young LLP, Chartered Accountants, examined the financial statements of the Company for the fiscal year ended December 31, 2001.

      The Board of Directors recommends a vote FOR the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as independent auditors of the Company.

PROPOSALS OF SHAREHOLDERS

      Shareholder proposals intended for inclusion in the proxy materials for the Company’s 2003 Annual Meeting of shareholders must be received by the Company not later than December 31, 2002. In addition, the Company’s Amended and Restated Bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals to be brought before annual meetings of shareholders and nominations for Directors to be voted on at annual meetings of shareholders. All notices of proposals and nominations by shareholders that comply with the advance notice procedures should be sent to the attention of the Corporate Secretary of the Company at Teekay Shipping Corporation, TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas.

OTHER BUSINESS

      The Board of Directors does not intend to present any business at the Annual Meeting other than as set forth in the accompanying Notice of Annual Meeting of Shareholders, and has no present knowledge that any others intend to present business at the Annual Meeting. If, however, other matters requiring a vote of the shareholders properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the accompanying form of proxy will have discretionary authority to vote the proxies held by them in accordance with their judgment as to such matters.

ANNUAL REPORT

      A copy of the Company’s 2001 Annual Report to Shareholders for the fiscal year ended December 31, 2001 accompanies this Proxy Statement.

By Order of the Board of Directors

BRUCE C. BELL
Secretary

Nassau, The Bahamas
March 29, 2002